UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

GREGORY MARK SHEPARD

7028 Portmarnock Place

Bradenton, FL 34202

(941) 306-5368

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,939.11	Filing Parties:	Gregory Mark Shepard
Form or Registration No.:	005-39100	Date Filed:	March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: ☐

This Amendment No. 1 (this “Amendment”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on March 20, 2013 (the “Schedule TO”). The Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(1)(H) Text of press release regarding offer issued by Offeror dated March 27, 2013.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / GREGORY MARK SHEPARD

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated March 20, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013. *

(a)(1)(G)	Text of press release regarding offer issued by Offeror dated March 20, 2013. *

(a)(1)(H)	Text of press release regarding offer issued by Offeror dated March 27, 2013.

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

* Previously filed on March 20, 2013.